 Exhibit 99.1

François Poirier Appointed to CIBC's Board of Directors

TORONTO, Aug. 8, 2024 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that François Poirier will be joining its Board of Directors effective September 1, 2024.

Mr. Poirier is President and CEO of TC Energy Corporation, one of North America's leading energy infrastructure companies, and brings significant experience in the energy sector spanning power generation, sustainability, risk management, and corporate development. Mr. Poirier has held a variety of senior leadership roles at TC Energy Corporation including Chief Operating Officer and President, Power and Storage. He also previously served as Executive Vice President, Strategy and Corporate Development.

In addition, Mr. Poirier has 25 years of experience in investment banking and capital markets. Prior to joining TC Energy Corporation, he served as President and Head, Investment Banking and Capital Markets for Wells Fargo Securities Canada, Ltd.

"François brings deep strategic expertise across key sectors in the North American economy, and complements skills and experience on our Board," said Kate Stevenson, Chair of the Board, CIBC. "Adding his perspective as a prominent business leader from Western Canada will further our efforts to oversee the continued execution of CIBC's client-focused growth strategy."

Mr. Poirier graduated Magna Cum Laude with a Bachelor of Operations Research from the University of Ottawa, and holds an MBA from the Schulich School of Business at York University.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network and locations across Canada, with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html

SOURCE CIBC

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%CIK: 0001045520

For further information: For further information: Stephanie Marcus, CIBC Communications & Public Affairs, 416-643-6358, stephanie.marcus@cibc.com

CO: CIBC

CNW 08:00e 08-AUG-24